Mail Stop 3561

October 3, 2008

By Facsimile and U.S. Mail

Mr. Eduard Jaeger
President and Chief Executive Officer
Ironclad Performance Wear Corporation
2201 Park Place, Suite 101
El Segundo, California 90245

> **Re: Ironclad Performance Wear Corporation**
> **Form 10-KSB/A for the Fiscal Year Ended December 31, 2007**
> **Form 10-Q for Fiscal Quarters Ended March 31, 2008 and**
> **June 30, 2008**
> **File No. 0-51365**

Dear Mr. Jaeger:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB/A for the Fiscal Year Ended December 31, 2007

General

1.   Where a comment below requests additional disclosure to be included, please show us in your supplemental response what the revised disclosures will look like. These additional disclosures should be included in your future filings.

Item 6. Management's Discussion and Analysis of Financial Condition and Result of Operations

Critical Accounting Policies, Judgments and Estimates

Product Returns, page 16

2.   We note disclosure that your current estimated future warranty product return rate is 1.0%, but you note that your 2007 actual experience rate was, in fact, significantly higher, as much as 4 to 5%. And the return rate has been deteriorating through the second quarter in 2008. Please revise your discussion reflecting the higher product return experience. Also explain to us and disclose the reason(s) why the return rate has significantly increased. Discuss what impact the higher experience rate has had on your financial statements and state whether it is a known trend that has had or that are reasonably expected to have a material impact on your earnings. Refer to Item 303 of Regulation S-B.

Liquidity and Capital Resources, page 19

Contractual Obligations

3.   We note your disclosure on page 2 that you have contracted with suppliers in several foreign countries for the production of your various glove and apparel products. To the extent that it is material, revise your tabular presentation to disclose the minimum cash funding requirements or purchase commitments for these supply agreements.

Consolidated Financial Statements

Consolidated Statements of Operations, page 26

4.   Tell us and disclose the nature and the component amounts of the line item "Operations" in the consolidated statements of operations. Also, re-label this caption to properly reflect the nature of the expense(s) within the item in future filings.

Notes to Consolidated Financial Statements
3. Accounting Policies, page 31

General

5.   Please disclose the types of costs and expenses and amounts you include in the cost of sales and the general and administrative expense line items for all periods presented. With respect to cost of sales, please clarify whether you include for example freight charges, purchasing and receiving costs, inspection costs and warehousing costs in the cost of sales line item. If not, please also disclose:

- in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and

- in management's discussion and analysis that your gross margins may not be comparable to those of other entities, since some entities include all of these costs in cost of sales while others may exclude a portion of them from gross margin, including them instead in other line items.

6.   We note your disclosure in Note 7 relating the amounts accrued for rebates and co-op expenses. Further, we also note the reference to your co-op business with Ace Hardware, True Value and Do It Best in a recent conference call discussion of your results of operations. In this regard, please tell us if you pay slotting fees, engage in cooperative advertising programs, have buydown programs, or make other payments to resellers. If so, please disclose your accounting policy for each of these types of arrangements, including the statement of operations line item you classify the costs for each type of arrangement. For each expense line item that includes these types of arrangements, please disclose the related amounts included in that line item. For each type of arrangement treated as an expense rather than as a reduction of revenues, please tell us how this type of arrangement meets the requirements of EITF 01-09. Please also discuss in management's discussion and analysis any significant estimates you make as a result of these arrangements.

Segment Information

7.   Please explain to us how your chief operating decision maker reviews your results of operations and the financial condition of your business for the purpose of allocating resources, evaluating and assessing its financial and operating performance. Identify for us and disclose your operating segments as defined under paragraph 10 of SFAS 131. If you relied on the guidance under paragraph 17 of SFAS 131 in aggregating the segments into one reportable segment, please state so in the filing. Also, explain to us how you determined that it is appropriate in aggregating them and that they are economically similar by addressing each of the aggregation criteria within the guidance.

8.   Please provide all of the disclosures as required by paragraphs 25-28 and 36-39 of SFAS 131, if applicable.

Form 10-Q for the Fiscal Quarter Ended June 30, 2008

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Comparison of Three and Six Months Ended June 30, 2008 and 2007
Net Sales, page 20

9.   We note that net sales decreased 16.4% during the second quarter of fiscal 2008 and 9.2% overall during the first six months of fiscal 2008 due to several reasons, including the softening demand of your products in light of the general downturn in the economy, the loss of a single customer's spring promotion and the tightening in the credit markets making it more difficult for you to finance the production of inventory. In addition, current relevant market conditions such as the level of consumer spending and the volume of construction activities appear to be declining. Please revise your disclosure and quantify their impacts, if possible, to provide investors a broader overview of how the current economic trends and difficulties will affect your future operations. Also, please discuss any specific plan or plan of operations you would take to mitigate these negative factors. See Item 303(a)(3)(ii) of Regulation S-K.

*   *   *   *

        As appropriate, please revise your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your cover letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings included all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
   •   the company is responsible for the adequacy and accuracy of the disclosures in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or the undersigned at (202) 551-3377, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Andrew Mew
Accounting Branch Chief